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                               March 22, 2022

       Wayne Tupuola
       Chief Executive Officer
       Laser Photonics Corporation
       1101 N. Keller Road, Suite G
       Orlando, FL 32810

                                                        Re: Laser Photonics
Corporation
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed March 2, 2022
                                                            File No. 333-261129

       Dear Mr. Tupuola:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2022 letter.

       Amendment No. 5 to Registration Statement on Form S-1 filed March 2,
2022

       The warrants offered hereby designate the state and federal courts, page
28

   1. We note your response to prior comment 1 and your disclosure on pages 28 and 83. Please disclose that the
warrant agent agreement provides that each of the parties to the agreement waives the
right to a trial by jury in any action or proceeding arising out of or relating to the warrant
agreement. In this regard, we note section 7.12(a) on page 7 of exhibit 4.2. Also,
revise to clarify whether such jury trial waiver applies to holders of the warrants. If so,
describe such provision in your prospectus and also disclose whether the provision applies to
federal securities law claims. If the provision applies to holders of the warrants and also
applies to federal securities law claims, please include related risk factor disclosure, address in
your disclosure any question regarding whether or not a court would
 Wayne Tupuola
Laser Photonics Corporation
March 22, 2022
Page 2
         enforce the provision, and state that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. If the provision does not apply to federal securities law claims, please ensure that the warrant agreement states this clearly.
2. We note your response to prior comment 2 and your disclosure on pages 28 and 83. Please discuss the provision that each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by the warrant
         (whether brought against a party to the warrant or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York; and that each party further submits to the exclusive jurisdiction of the state and federal courts sitting in for the adjudication of any dispute in connection with any transaction contemplated under the warrant. In this regard, we note section 5(e) on page 24 in exhibit 4.2. Please
         disclose whether this provision applies to actions arising under the Securities Act or
         Exchange Act. If the provision applies to actions arising under the Securities Act or
         Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in exhibit 4.2 states this clearly.
3. We note the fee-shifting provision set forth in section 5(e) of your common stock purchase warrant. Please disclose such provision in your prospectus, including disclosure of the types of actions covered by the provision, and state whether you intend to apply the provision to claims under the federal securities laws. Also disclose the level of recovery required by the plaintiff to avoid payment. In addition, please disclose who is subject to the provision and who would be allowed to recover (e.g., company, directors, officers, affiliates). In addition, please include risk factor disclosure that the provision could discourage security holder lawsuits that might otherwise benefit the company and its security holders.
General
FirstName LastNameWayne Tupuola
Comapany
4.          NameLaser
       Please  remove thePhotonics Corporation
                           Filing Fee Table from the cover page and file it as
an exhibit to this
       registration statement.
March 22, 2022 Page 2          Refer to Item 601(b)(107) of Regulation S-K.
FirstName LastName
 Wayne Tupuola
FirstName  LastNameWayne
Laser Photonics Corporation Tupuola
Comapany
March      NameLaser Photonics Corporation
       22, 2022
March3 22, 2022 Page 3
Page
FirstName LastName
        You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew
Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:      Ernest M. Stern, Esq.